UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008
(Date of earleist event reported: January, 2006)

Commission File Number: 000-26414

GLOBETECH VENTURES CORP.
(Translation of registrant's name into English)

Suite 1130 - 789 West Pender Street
Vancouver, BC Canada V6C 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  x  ] Form 20-F   [     ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated January 30, 2006

99.2	News Release dated March 10, 2006

99.3	News Release dated March 29, 2006

99.4	News Release dated June 25, 2007

99.5	News Release dated October 31, 2007

99.6	News Release dated November 13, 2007

99.7	News Release dated February 20, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globetech Ventures Corp.
(Registrant)

Date: March 31, 2008	By:	/s/ Casey Forward
Casey Forward

	Title:	President